Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Tobira Therapeutics, Inc. for the registration of shares of its Common Stock, Preferred Stock, Warrants and Units up to an aggregate offering price of $150 million and to the incorporation by reference therein of our report dated March 4, 2015, with respect to the financial statements of Tobira Therapeutics, Inc. included in the Form 8-K/A of Tobira Therapeutics, Inc. filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

June 3, 2015